Zaxis International Inc.
115 East 57th Street, Suite 1118
New York, NY 10022
(646) 202-9679

November 13, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
Registration No. 333-1331790

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Zaxis International Inc. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-133179), together with all exhibits thereto (the "Registration Statement"). If the staff has any questions regarding this application, please contact the undersigned, the Company's President, at (646) 202-9679.

Thank you for your assistance in this matter.

Very truly yours,
/s/ Ivo Heiden, President